Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Dennis R. Baranowski 90 Discovery Irvine, CA 92618 Tel: (949) 379-2600 Fax: (949) 379-2610 www.geracilawfirm.com	Melissa C. Martorella Kyle Niewoehner Tae K. Kim Tom Hajda** Darlene P. Hernandez*** Marisol A. Nagata Lindsay J. Anderson****

Via EDGAR and OVERNIGHT MAIL

Mr. Jonathan Burr

Division of Corporate Finance - Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

March 16, 2021

Re:	PFG Fund V, LLC

Offering Statement on Form 1-A

Filed January 15, 2021

File No. 024-11412

Dear Mr. Burr:

This letter is submitted on behalf of PFG Fund V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated February 11, 2021 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11412) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended, to the Commission on January 15, 2021, relating to the Company’s offering of up to $75,000,000 in promissory notes (the “Offering Statement”). The responses provided are based upon information provided to Geraci Law Firm by the Company. The Company is concurrently filing the Offering Statement (the “Amended Submission”), which includes amendments and revisions in response to the Staff’s comments as well as additional revisions and amendments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

 *Admitted in Arizona and New Jersey **Admitted in Massachusetts and Rhode Island only ***Admitted in New York ****Admitted in Oregon only

Re: Response Letter

March 16, 2021

Comment No. 1

1.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

Response to Comment No. 1

The Company acknowledges the Staff’s comment.

Comment No. 2

2.	We note the automatic renewal feature of the notes. Please disclose in the filing how the renewals are factored into the offering price limit of Rule 251(a)(2) and whether you plan to file a post-qualification amendment or new offering statement for such renewals. If you intend to rely on an exemption from registration for the automatic renewals, please provide a detailed analysis as to the availability of the exemption.

Response to Comment No. 2

In response to the Staff’s comment, the renewals are not factored into the offering price limit of Rule 251(a)(2) because the Company shall not receive consideration in connection with any renewal of the notes. Further, the Company views any renewal as an exercise of a mutual extension right held by the Company and the applicable noteholder to extend the maturity of the indebtedness represented by the notes, and not an offering and sale of securities which could result in inclusion in the offering price limit. The Company further believes that if the renewals were viewed as an offering and sale of securities, such offering and sale would qualify as an exchange under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities act”). As a result, the Company has not included the renewals in the offering price limit of Rule 251(a)(2).

Comment No. 3

3.	Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

Response to Comment No. 3

The Company acknowledges the Staff’s comment.

Comment No. 4

4.	We note that Sections 13 of your Promissory Note and 6(c) of your Subscription Agreement include an arbitration provision. Please include disclosure regarding these provisions including a description of the provisions, the risks of the provisions or other impacts on shareholders, any uncertainty about enforceability, whether these provisions apply to claims under the federal securities laws, the impact on claims arising under other laws and whether or not the provisions apply to purchasers in secondary transactions. If the provision applies to federal securities laws claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment No. 4

The Company has updated the Offering Circular describing the risks associated with the arbitration. The Company has also updated Section 13 of the Promissory Note and 6(c) of the Subscription Agreement, indicating that the noteholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Re: Response Letter

March 16, 2021

Comment No. 5

5.	We note that Section 8 of your Promissory Note includes a fee shifting provision. Please provide a description of this provision, discuss the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

Response to Comment No. 5

The Company has removed Section 8 of the Promissory Note.

Comment No. 6

6.	We note that Section 11 includes a jurisdiction provision for any claim or cause of action arising from or in connection with the note. Please disclose this provision and add a risk factor.. In this regard, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertantiy as to whether a court would enforce this provision. If the provision applies to federal securities law claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment No. 6

The Company has updated the Offering Circular disclosing Section 11 and a risk factor associated with the jurisdiction provision.

Comment No. 7

7.	Please include the interest rates for the notes.

Response to Comment No. 7

The Company has included the interest rates for the notes in the introductory page.

Re: Response Letter

March 16, 2021

Comment No. 8

8.	We note your disclosure indicates that the manager has agreed to bear the costs associated with this offering. Please tell us and revise your disclosure in an amended filing to indicate whether or not the manager will be reimbursed for any of these offering costs.

Response to Comment No. 8

The Company will not reimburse the Manager for any of the offering costs. The Offering Circular has been amended to reflect the statement.

Comment No. 9

9.	We note the explanatory paragraph appears to link failure to obtain financing or commence operations with your auditors’ expression of its conclusion concerning the existence of substantial doubt about the company’s ability to continue as a going concern for a reasonable period of time. In an amended filing, please have your auditor revise their audit report so that it does not reflect conditional language when expressing its conclusion that there is a going concern issue. Additionally, please revise the heading of the paragraph from “Matter of Emphasis” to reference the going concern issue. Reference is made to AS 2415.

Response to Comment No. 9

Please see the updated audit report incorporated beginning in page F-1.

Re: Response Letter

March 16, 2021

Comment No. 10

10.	Please have counsel revise Exhibit 12 to opine that the debt securities will be “binding obligations of the registrant.” Refer to Section II.B.1.e of Staff Legal Bulletin No. 19. Additionally, revise the opinion to opine under Colorado law, the jurisdiction governing the promissory notes.

Response to Comment No. 10

The Company’s counsel has revised Exhibit 12 to opine that the debt securities will be “binding obligations of the registrant.”

Very truly yours, GERACI LAW FIRM /s Tae Kim Tae Kim t.kim@geracillp.com (949) 379-2600

Enclosures